UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                         HMG COURTLAND PROPERTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   404232-10-1
                                 (CUSIP Number)

                                 GERALD F. ROACH
          SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.
           P.O. BOX 2611, RALEIGH, NORTH CAROLINA 27602 (919) 821-6668
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f), or (g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 404232-10-1

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         BARRY STEVEN HALPERIN
         ###-##-####
- ------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) [ ]
                                                           (b) [X]
- ------------------------------------------------------------------
3        SEC USE ONLY
- ------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A
- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [X]
- ------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
- ------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                            54,900
 NUMBER OF                 ______________________________________________
  SHARES                            8       SHARED VOTING POWER
                                            -0-
BENEFICIALLY               ______________________________________________
 OWNED BY                           9       SOLE DISPOSITIVE POWER
                                            54,900
  EACH REPORTING           ______________________________________________
  PERSON                           10       SHARED DISPOSITIVE POWER
  WITH                                      -0-
- ------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            54,900
- ------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                     [ ]
- ------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            5.0%
- ------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                            IN
- ------------------------------------------------------------------


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




ITEM 1.  SECURITY AND ISSUER.


                           This Amendment No. 18 to the Statement on Schedule
                  13D (the "Schedule") of the undersigned relates to the Common Stock of HMG Courtland Properties, Inc., (the "Company"), whose principal executive offices are located at 2701 South Bayshore Drive, Coconut Grove, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND

                           Item 2 of the Schedule is amended by deleting the
                  first and second paragraphs thereof and inserting the following:

                           This Amendment No. 18 to the Schedule is filed on
                  behalf of Barry S. Halperin. Barry S. Halperin is a former Director and President of Empire of Carolina, Inc., a Delaware corporation ("Empire"), is currently the President of Halco Industries, Inc., a Massachusetts corporation ("Halco") and is a citizen of the United States. (Barry S. Halperin and Halco are sometimes referred to herein as the "Halperin Group".) The business address of Barry S. Halperin is 2500 North Military Trail, Boca Raton, Florida 33431.

                           Amendment No. 15 to the Schedule, filed on behalf of
                  Maurice A. Halperin, Barry S. Halperin and Halco disclosed that Maurice A. Halperin no longer had (i) sole or shared voting power or (ii) sole or shared dispositive power over any shares of the Company's Common Stock including the shares of Common Stock held by the Halperin Group. Amendment No. 17 to the Schedule, filed on behalf of Barry S. Halperin and Halco disclosed that on June 24, 1998, Halco sold 100% of the Common Stock it held to the Company in a private transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                           There have been no transactions in the Common Stock
                  by the Halperin Group since the filing of Amendment No. 17. Amendment No. 15 to the Schedule was filed to (i) disclose that Maurice A. Halperin no longer had sole or shared dispositive or voting rights with respect to the Common Stock of the Company owned by the Halperin Group and accordingly was no longer the beneficial owner of any shares of the Company's Common Stock and (ii) disclose a change in the investment intent of the Halperin Group as reported in Item 4 of Amendment No. 15.

                           Amendment No. 17 to the Schedule was filed to
                  disclose that on June 24, 1998, Halco sold 66,600 shares of Company Common Stock (constituting 100% of the Company Common Stock held by Halco) to the Company in a private transaction for aggregate proceeds of $324,675 or $4.875 per share.

                           Since the filing of Amendment No. 17 to the Schedule
                  13D, Barry S. Halperin has sold shares of Common Stock of the Company in the following transactions:
                                                                  Price Per
                  Transaction       No. of                     Share Excluding
                    Date            Type            Shares       Commissions
                    ----            ----            ------       -----------
                  11/16/98       Open Market          500           $3.750
                  11/24/98       Open Market        5,000           $4.500
                  11/25/98       Open Market        2,500           $4.875
                  11/27/98       Open Market        1,000           $4.875
                  11/30/98       Open Market        2,000           $4.875
                  12/01/98       Open Market        1,000           $4.875

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                  Dated:  December 11, 1998





                               /s/ Barry S. Halperin
                                   Barry S. Halperin

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